NEWS RELEASE

For Immediate Release April 30, 2007
TSX Venture Symbol: BKS

Berkley Announces 2006 Reserves, Financials and Production Results
CALGARY, ALBERTA - April 30, 2007 - Berkley Resources Inc. (“Berkley” or the “Company”) is pleased to announce its 2006 year-end reserves as evaluated by AJM Petroleum Consultants Ltd. (“AJM” or “Independent Engineers”) for all of Berkley’s oil and gas properties in accordance with National Instrument 51-101 (“NI 51-101”). Berkley has filed its Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information for its year ended December 31, 2006, Form 51-101F2 - Report of Independent Qualified Reserves Evaluator and Form 51-101F3 - Report of Management and Directors, all under National Instrument 51-101. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

Highlights of Berkley’s 2006 Reserves Report (the “Reserves Report”) - all dollar amounts in $000’s except per share and per BOE

•          The Company further delineated the Senex project and felt confident enough to proceed with its share of $14 Million in infrastructure and although overall reserves have dropped Berkley feels the gains in the next reserve report will more than compensate for write downs taken for this period.

• Total Proved reserves at year-end were 181 MBOE, comprised of 141 Mbbl of oil & NGL’s and 240 MMcf of natural gas. The total Proved reserves in 2005 were 188 MBOE.
• Total Proved plus Probable reserves at year-end were 258 MBOE, comprised of 202 Mbbl of oil & NGL’s and 342 Mmcf of natural gas. The total Proved plus Probable in 2005 was 302 MBOE.
• Net Present Value (“NPV”) of the Company’s reserves discounted at 10% is $2,636 for Proved and $3,637 for Proved plus Probable.

The following tables summarize the AJM estimates and are based upon the most recent AJM price forecast of January 1, 2007:

RESERVES SUMMARY
	OIL		NAT/GAS		NGL		BOE
	GROSS	NET	GROSS	NET	GROSS	NET	GROSS	NET
	Mbbl	Mbbl	Mmcf	Mmcf	Mbbl	Mbbl	MBOE	MBOE
PROVED	141	107	240	198	0	0	181	140
PROBABLE	61	39	102	84	0	0	77	53
PROVED & PROBABLE	202	146	342	282	0	0	258	193

	Before Tax Present Value ($000)
	Discount Factor
	0%	5%	10%	15%
PROVED	4378	3145	2636	2343
PROBABLE	2893	1445	1001	791
PROVED & PROBABLE	7271	4590	3637	3134

Notes:
(1)    Columns may not sum due to rounding
(2)    “Gross” consists of Berkley’s working interest reserves before deduction of royalties payable to others, “Net” consists of Berkley’s working interest reserves after the deduction of royalties payable to others
(3)    It should not be assumed that the undiscounted and discounted future net revenues estimated by the AJM Report represent the fair market value of the reserves

Net Asset Value

Berkley has internally determined the Company’s net asset value at year-end 2006 at $0.32 per share. This calculation is based on the before tax value of proved plus probable reserves discounted at 10% using AJM’s January 1, 2007 price forecast, adding estimated hedging gains, adding the value of net undeveloped land & seismic, and deducting the net debt & working capital. Details of the calculation are as follows:

($ million)
Proved plus probable reserve value (at 10%)	$3.64
Estimated hedging gains (not in AJM reserve values)	$0.50
Net undeveloped land & seismic data	$1.30
Net debt & working capital (a)	$0.50
Total	$5.94

Basic Common Shares O/S	18.8 million
Net Asset Value per share	$0.32

(a)	Includes nominal net production revenues outstanding.

Q4 2006 Drilling Results

During the fourth quarter, 2006, Berkley participated in the drilling of two (0.4 net) wells. The two wells were Keg River exploratory wells used to further define our Keg River reservoir. Both wells are now producing and tied in. It is believed that these new pools may contain 10200 Mbbl (2040Mbbl Net to Berkley) with a recovery rate of 31 percent average (3162(633 Net to Berkley)Mbbl). Both wells contained the upper zones of Slave Point Oil and Blue Sky Gas. All Slave Point wells are currently under a water injection program that is expected to start to produce by mid-year 2007. It is, and has been, the company’s intention to focus efforts on recovery from the Slave Point formation as this reservoir has been delineated as large and contiguous throughout our area of interest (70 sections). The field may contain 60 Million BOE, with potential to grow based on current land position. All Blue Sky Gas (with the exception of infrastructure needs) will be shut in pending economic recovery values being met.

Unaudited Interim Financial Results

Berkley has completed its estimate of fourth quarter financial results and releases the following unaudited financial information:

•   Production during Q4 period ending December 31, 2006 averaged 80 BOE/d, a 60% increase over 2005. The Q4 production is broken out as follows - 16% natural gas and 84% crude oil & NGL’s. Average production for the year 2006 was 80 BOE/d, a 14% increase over 2005

•   Gross revenue during the same 3 month period was $382 thousand as opposed to $271 thousand in 2005. This results in total year 2006 gross revenue of $1.6 million, whereas total revenues in 2005 were $1.4 million, a 14% increase.

• Cash flow from operations in Q4 is estimated to be $142,036 ($0.01 per share) for an annual 2006 cash flow of $900 thousand ($0.05 per share)
• Operating costs remained steady at $21.84 per BOE in Q4 with the total year 2006 operating cost averaging $20.93 per BOE

•   The Q1, 2007 draft numbers for Gross/Net revenue, Average BOE/d and Average Operating Cost on a BOE/d basis were not available at the time of release. These will be made available to shareholders at the earliest date possible.

Financial Summary

	Year Ended December 31,		Three Months Ended December 31,
	2006	2005	2006	2005
Financial ($000 except for per share amounts)
Petroleum & Natural gas sales	1,568	1,408	378	270
Funds from (used in) operations	356	(115)	112	754
Per Share	0.02	(0.01)	0.008	0.077
Net earnings (loss)	(3,154)	(522)	(1,977)	19
Per Share	(.22)	(0.05)	(0.135)	0.002
Working Capital (1)	(3,190)	(99)	(3,190)	(99)
Capital Expenditures	6,739	3,859	3,169	2,337
Total Assets	11,897	9,991	11,897	9,991
Shareholders Equity	7,299	7,505	7,299	7,505

(1)    Working Capital includes debt which will be retired in 2007 from the sale of the building in the amount of $3.38 million.

Full details of the financial results, MD&A, and Reserve Report are available for viewing on either the Company’s website www.berkleyresources.com, or the SEDAR website www.sedar.com .

2007 Outlook

Berkley is executing a business plan that will attain continued growth for our shareholders in 2007.  Project spending (estimated at a minimum of $4 million) will be focused on lower risk oil and gas development at Senex, with higher risk prospects made available for farm-out to others at Crossfield West. Drilling at Senex will re-commence on August 1, 2007. The company intends to drill up to 10 wells during Q4 2007 and Q1 of 2008. These wells are all expected to be tied-in and on production immediately following their completion. The company will carry out an update of our reserve report this summer or in the fall to account for the reserves that Berkley feels are actually in place. Berkley’s high risk exploration activity in 2007 will be at Crossfield West. The company expects to complete licensing later this year followed by receipt of a drilling permit in October/November of this year. The company intends to initially drill two wells at a gross cost of $8 million of which Berkley expects to be carried at no cost. The average well production in this area is between five (5) and twelve (12) Mmcf/day producing 20Bcf over the life of the well. The company has well recognized individuals and partners working on the project and we feel very confident that we will drill the first of these wells in 2007.

In light of current industry wide factors (such as weaker/stronger commodity prices) that may adversely/positively affect junior oil and gas companies, management will continue to review accretive opportunities that would result in a stronger corporate entity going forward.

The term barrels of oil equivalent “BOE” may be misleading, particularly if used in isolation. The BOE conversion ratio used by Berkley of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions herein are derived by converting gas to oil in the ratio of six thousand cubic feet of gas equals one barrel of oil.

This information contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgments with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS

For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400
Calgary, Alberta T2S 2T4
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.